UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006749

NO ACT
P.E 12-27-02
1-14037

February 18, 2003

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: Moody's Corporation
Incoming letter dated December 27, 2002

Dear Mr. Mueller:

This is in response to your letter dated December 27, 2002 concerning a shareholder proposal submitted to Moody's by Katrina Wubbolding. We also have received a letter on the proponent's behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRGH

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 27, 2002

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 63852-00013

RECEIVED
2002 DEC 27 PM 4:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of Nick Rossi, Custodian for Katrina Wubbolding, Represented by Mr. John Chevedden*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Moody's Corporation ("Moody's"), to omit from its proxy statement and form of proxy for Moody's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal (the "Proposal") received from Mr. Nick Rossi, custodian for Katrina Wubbolding (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

The Proposal requests that Moody's Board of Directors: (1) redeem any poison pill previously issued, and (2) not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent and Mr. John Chevedden, informing them of Moody's intention to exclude the Proposal from the 2003 Proxy Materials. Moody's intends to file its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 21, 2003. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Moody's intends to file its definitive proxy statement and form of proxy with the SEC.

On behalf of our client, we hereby notify the Division of Corporation Finance of Moody's intention to exclude the Proposal from its 2003 Proxy Materials on the basis set forth below. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

We believe that the Proposal may be properly excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." *See also Dow Jones & Company, Inc.* (avail. Mar. 9, 2000) (permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). As set forth below, this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. In sum, the Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements.

While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, we believe that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in Moody's 2003 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(3) Because the Proposal Is False and Misleading in Violation of Rule 14a-9.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed in Section B below, the sheer number of statements that must be omitted or substantially revised renders the Proposal false and misleading as a whole. As stated in SLB 14, when substantial revisions and omissions are necessary, it is appropriate to exclude the entire proposal. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed in Section A below.

A. FALSE AND/OR MISLEADING STATEMENTS IN THE PROPOSAL.

We believe that the following statements in the Proposal are false and/or misleading:

1. The Proponent Fails to Substantiate the Statement that "This Topic Won An Average 60%-Yes Vote at 50 Companies in 2002."

The Proponent fails to substantiate the statement that "[t]his topic won an average 60%-yes vote at 50 companies in 2002" (Subheading of Proposal). The Proposal offers no support whatsoever for this statement, yet presents it as one of fact. Presenting an undocumented statistical figure as fact may lead stockholders to place undue reliance on such an unsupported statement, thereby materially misleading them.

Accordingly, the statement that "[t]his topic won an average 60%-yes vote at 50 companies in 2002" should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (avail. March 7, 2002); *Kimberly-Clark Corp.* (avail. February 1, 2002) (both no-action letters requiring the proponent, who was the same person as the Proponent, to provide citations to support statement that stockholder right to vote on poison pills "achieved a 57% average yes-vote" from stockholders at 26 major companies in 2000).

2. References to the 2001 Harvard Business School Study Are Irrelevant, False and Misleading Because They Do Not Mirror the Focus and Text of the Study.

The first paragraph under the heading "Harvard Report" (Paragraph 2) is irrelevant, false and misleading for the following reasons:

a. The 2001 Harvard Business School Study (the "Study") is irrelevant to a discussion of poison pills, and the parenthetical reference to poison pills having been taken into account in the Study is a misleading attempt to hide the actual focus of the Study. As the Proponent correctly states, the Study concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to associate one isolated factor with the index as a whole. *See* Exhibit B. The paragraph must be deleted from the Proposal in order to avoid any confusion that the Study is even tangentially related to the Proposal.

b. The Study directly contradicts the Proponent's inference that poison pills have a negative impact on company value. In their discussion of poison pills, the authors of the Study state that: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth." Exhibit B, p. 11. Therefore, citing the Study as a supporting statement for requiring stockholder approval of poison pills, however indirect the reference, is false and misleading in violation of Rule 14a-9 given the text and findings of the Study's authors. This entire paragraph referencing the Study must be deleted and the accompanying heading "Harvard Report" must be deleted as well for the same reasons.

c. If, notwithstanding the foregoing basis for exclusion, the Staff permits the Study to remain in the Proposal, a proper citation is required as it would be misleading to reference the Study without providing stockholders with the ability to locate the Study so that they could read the complete text. Without a proper citation allowing stockholders to conduct an independent review of the Study, the reference to the Study is misleading and should be omitted in its entirety.

3. The Statements Regarding Views on Corporate Governance Are Irrelevant, Unsubstantiated and Misleading.

The Proponent makes the statements that "[s]ome believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company" (Paragraph 3). Such statements are irrelevant, false and misleading as the Proponent has established no connection between good governance and poison pills. It would be a violation of the proxy rules for the Proponent to establish a negative correlation between poison pills and good governance by merely including unsubstantiated statements regarding the effects of good governance that have nothing to do with poison pills. In addition, the Proponent does not provide a citation or support for "some" and "others" whose beliefs he allegedly summarizes. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules. Therefore, the paragraph containing these statements should be omitted in its entirety as misleading to stockholders.

4. The Proponent Fails to Support Adequately the Statement under "Council of Institutional Investors Recommendation."

The Proposal fails to support its statement that the Council on Institutional Investors (the "Council") "called for shareholder approval of poison pills" (Paragraph 5):

a. The Proposal claims to support this statement by referring stockholders to the Council website at www.cii.org. This reference is to an entire website. In this instance, stockholders who visit the site may be unable to determine which of the many pages on the site might support the Proposal's statement and will be exposed to vast amounts of irrelevant information in the process. Moreover, the citation is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into the website once the proxy materials are mailed to Moody's stockholders.

The Commission previously has found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1 (avail. July 13, 2001). *See, e.g., AMR Corporation* (avail. Apr. 3, 2001) (requiring the proponent, who is the Proponent's representative for issues pertaining to the Proposal, to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998); and *Templeton Dragon Fund, Inc.* (avail. June 15, 1998). It is appropriate to exclude the website reference and the statement that the Council has "called for shareholder approval of poison pills" because the reference to this website is vague, almost every piece of information located on the website is irrelevant to the Proposal, and false or misleading statements could be incorporated into the website at any time.

b. The Proposal does not cite a specific reference or publication that supports the statement that the Council supports stockholder approval of poison pills. It is also misleading to provide stockholders with a statement that does not have a temporal reference so that stockholders can understand the context and marketplace conditions existing at the time of the statement and whether the Council still holds such a position. Accordingly, the entire statement should be deleted.

5. The Proponent Fails to Substantiate the Statement that "In Recent Years, Various Companies Have Been Willing to Redeem Existing Poison Pills or Seek Shareholder Approval for Their Poison Pill."

The statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" (Paragraph 5) is an uncorroborated opinion presented as fact. This unsubstantiated statement about "various companies" in "recent years" may lead stockholders to assume that this particular proposal has been commonly adopted at other companies over many years.

The Staff has previously required proponents to substantiate the identity of such "various companies." *See Boeing Company* (avail. February 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included in a proposal). Therefore, the statement that "[i]n recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" should be omitted, or the Proponent should identify, with supporting documentation, the source of this statement.

6. The Proponent Fails to Substantiate the Statement that "This Includes Columbia/HCA, McDermott International and Bausch & Lomb" and the Statement Is Irrelevant and Misleading.

The statement that "[t]his includes Columbia/HCA, McDermott International and Bausch & Lomb" (Paragraph 5) is an unsubstantiated statement presented as fact. Without a proper citation, this uncorroborated statement may lead stockholders to assume that this particular proposal has been adopted by these three companies in recent years. This statement should be omitted, or the Proponent should provide supporting documentation. *See also Sabre Holdings Corp.* (avail. March 18, 2002); *American Electric Power Co., Inc.* (avail. January 16, 2002).

Additionally, there is no basis upon which to conclude that actions at other companies, in different industries, with different histories and profiles are relevant to the Proposal. Inclusion of this type of irrelevant information, especially under a heading entitled "Council of Institutional Investors Recommendation" which is unrelated to the statement itself, will only mislead stockholders on the question of whether the Proposal is appropriate in the current circumstance. *See Exxon Mobil Corp.* (avail. March 22, 2002) (deleting references to success of stockholder right to vote resolutions at other companies). As a result, the statement that "this includes Columbia/HCA, McDermott International and Bausch & Lomb" should be deleted, or the Proponent should identify, with supporting documentation, the source of this statement.

B. THE EXTENSIVE NUMBER OF OMISSIONS AND REVISIONS REQUIRED TO THE PROPOSAL RENDER IT FALSE AND MISLEADING AS A WHOLE.

SLB 14 states that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement." Nevertheless, it is the Staff's practice to permit proponents to "make revisions that are minor in nature and do not alter the substance of the proposal" to deal with proposals that "contain some relatively minor defects that are easily corrected." In SLB 14, the Staff announced that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In this regard, the Staff indicated that it is not beneficial to devote its resources to "detailed and extensive edits."

The instant Proposal is a prime example of the situation identified above where "extensive editing" of the proposal is necessary to bring it "into compliance with the proxy rules." Because of the extensive deletions and revisions necessary to correct the numerous unsubstantiated false and misleading statements, and the lack of substance remaining when those statements are removed, we believe it is necessary and proper under the proxy rules to exclude the Proposal in its entirety from Moody's 2003 Proxy Materials.

If the statements outlined in Section A above are omitted or revised, only one of the four paragraphs in support of the original proposal would remain intact: your concurrence with our analysis would cause the Proponent to delete or revise two paragraphs in their entirety, to delete or revise portions of one other paragraph, and to revise the subheading of the Proposal, leaving only one remaining paragraph other than the Proposal itself. The elimination or revision of the subheading along with almost all of the words supporting the Proposal is "the type of extensive editing" that SLB 14 indicates is justification for excluding an entire proposal as materially false or misleading. Accordingly, we respectfully request the Staff's concurrence that the entire Proposal may be omitted.

In addition to the Staff's position set forth in SLB 14, the Staff has consistently permitted the exclusion of proposals that are vague and indefinite in violation of Rule 14a-8(i)(3). *See also Northeast Utilities Service Co.* (avail. Jan. 19, 2000); *Dow Jones & Company, Inc.* (avail. Mar. 9, 2000); *Tri-Continental Corp.* (avail. March 14, 2000) (each no-action letter permitting the exclusion of a shareholder proposal under Rule 14a-8(i)(3)). If the provisions listed in Section A above are omitted or revised, the original proposal and the lone supporting statement that is not deleted or revised would be so disconnected and unsupported by substantive arguments that the Proposal would be vague and misleading in direct contravention of the proxy rules. Therefore, the Proposal should be completely excluded from Moody's 2003 Proxy Materials.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent's representative has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by Moody's if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Moody's is attempting to finalize its proxy statement.

***

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Moody's excludes the Proposal from its 2003 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or Jane Clark, Moody's Corporate Secretary, at (212) 553-0300, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ROM/eai
Attachments

cc: Jane Clark, Corporate Secretary, Moody's Corporation
Nick Rossi, Custodian for Katrina Wubbolding
John Chevedden

70228941_1.DOC

EXHIBIT A

SHAREHOLDER PROPOSAL BY
NICK ROSSI

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Clifford Alexander, Jr.
Chairman
Moody's Corporation (MCO)
99 Church Street
New York, NY 10007
Phone: (212) 553-0300
FX: 914/933-3160

Dear Mr. Alexander,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Nick Rossi, Custodian For
Katrina Wubbolding

October 1-2002

cc: Jane B. Clark
FX: 212/~~553-1079~~ 553-0998

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN -9 PM 2:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Moody's Corporation (MCO)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Nick Rossi

Ladies and Gentlemen:

This letter addresses the company no action request to suppress a well-established shareholder proposal topic.

It is believed that Hewitt-Packard Company (December 17, 2002) has already addresses the issues in this proposal. The same firm received notice of the Hewitt-Packard Company determination prior to the submittal of this no action request.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 2

The Investor Responsibility Research Center June 14, 2002 news release supports the 63% figure. A greater than 60% overall proposal vote result is highlighted in the updated Investor Responsibility Research Center chart submitted in Hewitt-Packard Company (December 17, 2002). The number of companies which vote this topic has now increased to 41.

Line 7 to line 11

The "2001 Harvard Business School study" which was "conducted with the University of Pennsylvania's Wharton School" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

Line 12

The text, a company with good governance will perform better and good governance is a means of reducing risks, is supported by *Directors & Boards*, Fall 2001, page 115.

Line 18

SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)

Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)

"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)

Boeing asked that the Council of Institutional Investors website be suppressed. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

Line 19

In recent years companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA and McDermott International. Hewitt-Packard Company (December 17, 2002) addressed the inclusion of Columbia/HCA and McDermott International on this issue and did not direct a change.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Nick Rossi

Clifford Alexander, Jr.
Chairman

3 – Shareholder Vote regarding Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Allow Shareholder Vote regarding Poison Pills
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Moody's Corporation
Incoming letter dated December 27, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Moody's may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999";

- specifically identify the entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source;

- revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced;

- delete the word "various" from the sentence that begins "In recent years . . ." and ends ". . . approval for their poison pill"; and

- delete the phrase "and Bausch & Lomb" from the sentence that begins "This includes Columbia/HCA . . ." and ends ". . . Bausch & Lomb."

Accordingly, unless the proponent provides Moody's with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Moody's omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor